UNITED STATES               OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION     OMB Number:
                                                              3235-0145
                             WASHINGTON, D.C. 20549           Expires: December
                                                              31, 2005
                                 SCHEDULE 13G/A               Estimated average
                                 (RULE 13D-102)               burden hours per
                                                              response. . 11


             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                   QSGI, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    97380P100
                                 (CUSIP Number)

                                February 13, 2007
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [ ]   Rule 13d-1(b)
  [X]   Rule 13d-1(c)
  [ ]   Rule 13d-1(d)


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note:

The Schedule 13G previously filed on February 10, 2006 was filed by a reporting person different from, but affiliated with, the reporting person of this
Schedule 13G/A. The change in reporting person merely reflects certain organizational changes within the reporting person of this Schedule 13G/A.

CUSIP NO.  97380P100

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Circle T Partners, L.P.
     13-3869729

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [ ]
     (b) [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF          5.   SOLE VOTING POWER
SHARES                  0
BENEFICIALLY
OWNED BY           6.   SHARED VOTING POWER
EACH                    2,923,278 shares of Common Stock
REPORTING
PERSON WITH        7.   SOLE DISPOSITIVE POWER
                        0

                   8.   SHARED DISPOSITIVE POWER
                        2,923,278 shares of Common Stock

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,923,278 shares of Common Stock

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.386%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN (Limited Partnership)

                               CUSIP NO. 97380P100

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Circle T International, Ltd.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [ ]
     (b) [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands

NUMBER OF          5.   SOLE VOTING POWER
SHARES                  0
BENEFICIALLY
OWNED BY           6.   SHARED VOTING POWER
EACH                    2,923,278 shares of Common Stock
REPORTING
PERSON WITH        7.   SOLE DISPOSITIVE POWER
                        0

                   8.   SHARED DISPOSITIVE POWER
                        2,923,278 shares of Common Stock

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,923,278 shares of Common Stock

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.386%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JAG Multi Investments LLC
     37-1508758


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [ ]
     (b) [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF          5.   SOLE VOTING POWER
SHARES                  0
BENEFICIALLY
OWNED BY           6.   SHARED VOTING POWER
EACH                    2,923,278 shares of Common Stock
REPORTING
PERSON WITH        7.   SOLE DISPOSITIVE POWER
                        0

                   8.   SHARED DISPOSITIVE POWER
                        2,923,278 shares of Common Stock

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,923,278 shares of Common Stock

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.386%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO (limited liability company)

                               CUSIP NO. 97380P100

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Goren Cousins I LLC
      02-0774002

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [ ]
     (b) [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF          5.   SOLE VOTING POWER
SHARES                  0
BENEFICIALLY
OWNED BY           6.   SHARED VOTING POWER
EACH                    2,923,278 shares of Common Stock
REPORTING
PERSON WITH        7.   SOLE DISPOSITIVE POWER
                        0

                   8.   SHARED DISPOSITIVE POWER
                        2,923,278 shares of Common Stock

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,923,278 shares of Common Stock

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.386%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO

 CUSIP NO.  97380P100

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Circle T2 LP
     13-4053435


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [ ]
     (b) [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF          5.   SOLE VOTING POWER
SHARES                  0
BENEFICIALLY
OWNED BY           6.   SHARED VOTING POWER
EACH                    2,923,278 shares of Common Stock
REPORTING
PERSON WITH        7.   SOLE DISPOSITIVE POWER
                        0

                   8.   SHARED DISPOSITIVE POWER
                        2,923,278 shares of Common Stock

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,923,278 shares of Common Stock

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.386%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN (Limited Partnership)

ITEM 1.
           (A)  NAME OF ISSUER

                QSGI, Inc.

           (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                70 Lake Drive
                Highstown, NJ 08520


ITEM 2.
           (A)  NAME OF PERSON FILING

                This Schedule 13G/A is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended: (i) Circle T Partners, L.P.; (ii) Circle T International Ltd.; (iii) JAG Multi-Investment LLC.; (iv) Goren Cousins I LLC; and (v) Circle T2 LP. The identification of the persons which acquired the shares of Common Stock which are subject to this report on
                Schedule 13G/A are set out on Exhibit A attached hereto. Tobias Bros. Inc. is the investment manager of these persons and the "Reporting Person".

           (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                For (i), and Tobias Bros. Inc.:
                623 Fifth Avenue, Suite 2501
                New York, NY 10022

                For (ii):
                401 City Avenue
                Bala Cynwyd, PA 19004

                For (iii) and (iv):
                150 East 52nd Street
                New York, NY 10022

                For (v):
                623 Fifth Avenue, Suite 2501
                New York, NY 10022

           (C)  CITIZENSHIP

                (i) Delaware
                (ii)British Virgin Islands
                (iii) Delaware
                (iv) New York
                (v) Delaware

           (D)  TITLE OF CLASS OF SECURITIES

                Common Stock, par value $.01 per share

           (E)  CUSIP NUMBER

                97380P100

ITEM 3.    Not Applicable

ITEM 4.    OWNERSHIP
PROVIDE THE FOLLOWING INFORMATION REGARDING THE AGGREGATE NUMBER AND PERCENTAGE OF THE CLASS OF SECURITIES OF THE ISSUER IDENTIFIED IN ITEM 1.

           Circle Partners, L.P.
           Circle T International, Ltd
           JAG Multi-Investments LLC
           Goren Cousins I LLC
           Circle T2 LP

           (a)  AMOUNT BENEFICIALLY OWNED:   2,923,278 shares of Common Stock
           (b)  PERCENT OF CLASS*:    9.386%
           (c)  NUMBER OF SHARES AS TO WHICH THE PERSON HAS:
                (i)    SOLE POWER TO VOTE OR TO DIRECT
                       THE VOTE 0
                (ii)   SHARED POWER TO VOTE OR TO
                       DIRECT THE VOTE  2,923,278 shares of Common Stock.
                (iii)  SOLE POWER TO DISPOSE OR TO
                       DIRECT THE DISPOSITION OF 0
                (iv)   SHARED POWER TO DISPOSE OR TO DIRECT
                       THE DISPOSITION OF  2,923,278 shares of Common Stock.



* The percentages used herein and in the rest of this Schedule 13G/A are calculated based upon 31,172,716 shares of Common Stock outstanding.

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]


ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

             Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

             Not Applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

             See Exhibit A attached hereto.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP

             Not Applicable.

ITEM 10.     CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated this 13th day of February, 2007




                        CIRCLE T PARTNERS, L.P.

                        By: /s/ Seth Tobias
                           ----------------------------------
                            Seth Tobias, Managing Member of the General Partner


                        CIRCLE T INTERNATIONAL, LTD.

                        By: /s/ Seth Tobias
                           ----------------------------------
                            Seth Tobias, President of the General Partner of the Investment Manager


                        JAG MULTI-INVESTMENTS  LLC

                        By: \s\ Seth Tobias
                           ----------------------------------
                            Seth Tobias, President



                        GOREN COUSINS I LLC

                        By: \s\ Seth Tobias
                           ----------------------------------
                            Seth Tobias, President



                        CIRCLE T2 LP

                        By: \s\ Seth Tobias
                           ----------------------------------
                            Seth Tobias, Managing Member

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G/A:

Exhibit A         Identification of the Reporting Persons which acquired the shares which are the subject of this report on Schedule 13G/A.

Exhibit B         Joint Filing Agreement dated February 13, 2007 among Circle
                  T Partners, L.P., Circle T International, Ltd., JAG
                  Multi-Investments LLC, Goren Cousins I LLC and Circle T2 LP.